Exhibit 99.1

Youxin Technology Announces to Strategically Acquire YATOP Worth $10.8 Million Shares to Expand Global TikTok Ecosystem and Digital Commerce Capabilities

Guangzhou, China, April 27, 2026 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that on April 21, 2026, the Company entered into a definitive share acquisition agreement (the “Agreement”) with seven shareholders of YATOP Group Limited (the “YATOP Shareholders”) to acquire 18% of the equity interests in YATOP Group Limited (“YATOP”), a leading cross-border advertising and branding service growth partner.

Pursuant to the Agreement, the Company agrees to acquire 18% of the equity interests in YATOP in consideration of USD 10.8 million, to be paid through a share exchange. The equity value of YATOP at an estimated USD 60.8 million based on professional third-party valuation.

YATOP is a premier TikTok Tier-1 agency and a leading TikTok ecosystem partner. Its core operating entities, which are located in Hong Kong, commenced business in 2024 and have demonstrated rapid scale-up and strong profitability. For the fiscal year ended December 31, 2025, YATOP recorded unaudited revenue of USD 6.5 million with a net profit of USD 2 million. Driven by its expanding global footprint, YATOP’s revenue is projected to exceed USD 10 million in 2026.

As an official TikTok partner—holding TikTok Shop Partner (TSP), Creator Agency Partner (CAP), TikTok Affiliate Partner (TAP), TikTok Creative Exchange (TTCX), and TikTok Ads Manager (TTAM) certifications—YATOP provides end-to-end services including influencer marketing, short-form video production, live-streaming operations, paid media services, and e-commerce enablement through live-streaming collaborations. Unlike traditional agencies, YATOP focuses on empowering global brands—from Japan, China, the United States, and Mexico—to scale their presence on TikTok through localized content and data-driven strategies. Furthermore, YATOP has established deep partnerships with numerous global blue-chip brands, including Crocs, Nintendo, Midea, Anker and so on, helping them translate traffic into sales performance and achieve significant Gross Merchandise Value (“GMV”) growth. With a localized team of 50 in Los Angeles and over 30 professional studios, including a high-tech base in Hollywood, YATOP has built a sizable creator ecosystem, including over 10,000 signed influencers, and has demonstrated strong commercialization capabilities, with multiple brands achieving monthly GMV exceeding USD 1 million on TikTok. For more information, please visit YATOP’s website: https://www.yatoptk.com/.

This transaction represents a strategic step in enhancing Youxin Technology’s end-to-end digital commerce ecosystem. Through this investment, Youxin Technology expects to complement its existing SaaS and PaaS capabilities with YATOP’s strengths in overseas marketing and commercialization. By integrating these capabilities, the Company aims to provide clients with more integrated solutions spanning digital operations, traffic acquisition, and international revenue conversion, while also diversifying its revenue streams and expanding its global service capabilities. In addition, the Company agrees to jointly develop software products with other parties to further support YATOP’s business expansion.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology, commented, “This transaction represents a vital strategic step in enhancing our end-to-end digital commerce ecosystem, while also serving as a sound financial investment with promising returns. By combining our digital platform expertise with YATOP’s marketing and commercialization capabilities, we aim to deliver integrated solutions across the e-commerce value chain while further broadening our revenue base.  We look forward to working closely with YATOP to explore collaboration opportunities and drive long-term value for both companies.”

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com